Exhibit (d)(ee)(1)
Exhibit A
PACIFIC SELECT FUND
FEE SCHEDULE
Effective: October 1, 2009
Funds: Large-Cap Growth Portfolio
     The Investment Adviser will pay to the Portfolio Manager a monthly fee for its services for the above noted Portfolio based on
(a) The annual percentage of the combined* average daily net assets of the Large-Cap Growth Portfolio of Pacific Select Fund and the PL Large-Cap Growth Fund of Pacific Life Funds according to the following schedule:

Rate%	Break Point (assets)
0.40%	on the first $25 million
0.35%	on the next $225 million
0.25%	on the next 1.75 billion
0.20%	on excess over $2.0 billion
(b) Multiplied by the ratio of the Large-Cap Growth Portfolio’s average daily net assets over the combined* average daily net assets of the Large-Cap Growth Portfolio and the PL Large-Cap Growth Fund.

*	Assets are combined only while the Portfolio Manager is managing both portfolios. Otherwise rates presented above are applied as an annual percentage of the average daily net assets of the Large-Cap Growth Portfolio only.
     In recognition of the fact that the Portfolio Manager may have an inherent constraint with respect to the amount of money that Portfolio Manager is able to manage in a particular strategy, Portfolio Manager agrees to hold back or reserve total capacity (that is, agrees to accept a certain level of dollars) for the Large-Cap Growth Portfolio of Pacific Select Fund and the PL Large-Cap Growth Fund of Pacific Life Funds and the strategies employed for the Portfolio and investments as follows:
     $5 billion dollars combined (to be determined on a net cash flow basis into the account) for the first three years from May 1, 2009. After three years, the capacity will be revisited.
Fees for services shall be prorated for any portion of a year in which the Agreement is not effective. This Exhibit A replaces any prior Exhibit A as of the effective date above.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first written above.

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ James T. Morris		By:	/s/ Audrey L. Milfs

	Name:	James T. Morris		Name:	Audrey L. Milfs
	Title:	President & CEO		Title:	Vice President & Secretary

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Nancy Johnson		By:	/s/ Jennifer S. Wiley

	Name:	Nancy Johnson		Name:	Jennifer S. Wiley
	Title:	Managing Director		Title:	Assistant Secretary

PACIFIC LIFE FUNDS

By:	/s/ James T. Morris		By:	/s/ Audrey L. Milfs

	Name:	James T. Morris		Name	: Audrey L. Milfs
	Title:	Chairman & CEO		Title	: Vice President & Secretary